Exhibit 15
Telvent Announces First Quarter 2008 Financial Results
•	Pro Forma Revenues Increase 16.9% to € 136.1 Million

•	Increase in Pro Forma Income from Operations of 26.8%

•	Pro Forma EPS of € 0.25, an increase of 14.5%

•	New Order Bookings of € 168.8 Million
Madrid — May 22, 2008 — Telvent GIT, S.A. (NASDAQ: TLVT), the IT company for a sustainable and secure world, today announced unaudited financial results for the first quarter ended March 31, 2008.
Pro forma revenues for the first quarter 2008 were € 136.1 million reflecting an increase of 16.9% from € 116.5 million pro forma revenues in the first quarter 2007.
Pro forma gross margin was 26.6% in the first quarter of 2008 compared to 26.5% in the first quarter of 2007.
Pro forma operating margin for the first quarter 2008 was 7.9%, showing an improvement of 60 basis points from 7.3% in the first quarter 2007. Pro forma income from operations has increased by 26.8% quarter-over-quarter.
Pro forma net income for the first quarter 2008 was € 7.2 million, 14.5% above the € 6.3 million reported in the first quarter 2007. Pro forma EPS for the first quarter 2008 was € 0.25, compared to € 0.21 in the first quarter 2007.
New order bookings (or new contracts signed) during the first quarter of 2008 totaled € 168.8 million representing a 6.6% decrease from € 180.7 million recorded in the same period of 2007. Backlog (representing the portion of signed contracts for which performance is pending) was € 575.1 million as of March 31, 2008 reflecting an 11.2% growth over the € 517.1 million in backlog at the end of March 2007. In addition, soft backlog (representing pending performance on multi-year frame contracts for which there is no contractual obligation on the part of the client to fulfill the full contract amount) was € 146.3 million as of March 31, 2008.
Pipeline, measured as management’s estimates of real opportunities for the following six to twelve months, is approximately of € 2.5 billion.
As of March 31, 2008, cash and cash equivalents were € 70.8 million and total debt (including net € 20.6 million credit line due to related parties) amounted to € 113.7 million, resulting in a net debt position of € 42.9 million. As of December 31, 2007, the Company’s net debt position was € 0.5 million.
Continued

For the first three months of 2008, cash used in operating activities was € 39.2 million compared to € 48.2 million used in the same period last year. Cash provided by investing activities in the first three months of 2008 amounted to € 41.8 million compared to € 29.6 million provided in the same period of 2007.
Manuel Sanchez, Chairman and Chief Executive Officer, said, “I am satisfied having started another year with good results. This top-line growth has been propelled by the business increase in most of our segments, as we executed our strategy of delivering IT products and services for a sustainable and secure world. Our solid bookings and backlog, along with the strong pipeline, also give us confidence for the rest of 2008.”
“I am particularly delighted with the improvement carried out in operating margins, we have shown our ability to build a more efficient company at the same time we have delivered double-digit revenue growth during the last fifteen quarters. During this quarter we have also started to see the highly positive benefits derived from our successful integration of the Matchmind acquisition, that we expect will put Telvent in a leadership position in the IT services market,” he concluded.
Business Highlights
Energy
During May of 2008, Telvent and DMS Group have signed a joint venture agreement under which Telvent and DMS Group are establishing a limited liability company in Serbia called Telvent DMS LLC. This new joint venture will allow Telvent to have a direct input in DMS technology research and development plans, thereby aligning the product direction to further support Telvent’s Smart Grid initiative, bringing energy efficiency to the electric utility market.
Telvent’s capital contribution to Telvent DMS will be used by Telvent DMS to carry out the research and development of the DMS Software in accordance with the R&D Plan of the Joint Venture. Updates of the R&D Plan will be in full accordance with and coordinated with Telvent’s strategy for the development of the Smart Grid Solution Suite and will include specific R&D targets to be accomplished every four months.
Telvent’s SGS Suite has now become unique in the market through full integration of OASyS SCADA, the geographic information system ArcFM, the outage management Responder OMS, and the named DMS functionality. The integration allows our customers to respond to new distributed and renewable generation capacity coming on-line and to use volt/var control to add “virtual generation” to their network. Additionally, the SGS Suite enables them to implement effective demand response strategies at the consumer level, and thus, respond to all requirements of a modern distribution utility and maximize the business value. With all these functions, the energy efficiency through network management will be possible.
In addition, some of the most relevant projects signed during the first quarter of 2008 were as follows:
•	Contract with Sunoco Logistics in the United States to upgrade an OASyS DNA SCADA System. Sunoco Logistics is the division of Sunoco which manages terminals and transportation and storage facilities for crude oil and refined products. Telvent will consolidate the SCADA systems of two control centers one to control the refined product pipelines and the other to control crude oil pipelines. With this new OASyS DNA SCADA system, Sunoco has consolidated all of their SCADA systems with Telvent.
•	Contract with the Abu Dhabi Marine Operating Company (ADMA-OPCO) to install Telvent’s SCADA system at its control centers. Through this contract, Telvent will supply products and solutions, including the implementation of remote terminal units (RTUs), telecom infrastructure, solar power, hydraulic systems and engineering services. As a result, ADMA-OPCO will have a
Continued

comprehensive solution to control its infrastructure, achieving the highest security level for its systems as well as providing technology that is environmentally conscious. The RTU installation along with the agreed technology solutions is expected to take approximately 18 to 24 months.
•	Contract with Equitable Resources, Inc. in the United States to upgrade its pipeline operations. Equitable Resources is an integrated energy company with emphasis in area natural gas supply, transmission and distribution. Equitable Resources has also chosen Telvent to provide an option component for an offline/online leak detection model project for a planned natural gas liquids pipeline, scheduled for operational startup in 2009.
•	Contract with CenterPoint Energy in the United States. CenterPoint Energy is an investor owned utility and one of the largest electric and gas delivery company in the United States. This project includes providing a Telvent system to monitor the electric delivery system that serves 1.82 million customers in an area that spans 5,000 square miles.
Transportation
During the first quarter some of the significant contracts signed were:
•	Contract signed with OHL Brasil in Brazil to supply, install and start-up Telvent’s SmartToll system on three federal highways in Brazil. With this new system, Telvent will contribute daily to improving road safety for more than 1.5 million automobiles per day. This project will be completed in less than a year. The project entails the supply and installation of 19 toll booths, 3 control centers, 348 toll lanes (of which 80 will be automated), the communications network and video-monitoring CCTV system. The entire toll system with be managed by Telvent’s SmartToll management software.
•	Contract signed with Meishan City Digital Traffic Development Co. Ltd in China for the supply and installation of an urban traffic control system in the city of Meishan. The project comprises the supply of two main systems: smart traffic control system and smart public management system, under which there are seven subsystems: traffic-light control system, red light violation system (RLV), traffic control center system, traffic support facilities and services, IDC network data center, public transport information platform, and data security system. In addition, Telvent will provide the customer with a unique 3D GIS, viewable for real-time information via the internet.
•	Contract with Central Texas Regional Mobility (CTRMA) in the United States to supply maintenance services over the next five years on the free-flow electronic toll management system for Highway 183-A in Austin, TX. The project consists of supplying maintenance services for the free-flow mixed-modality and manual toll management systems that Telvent recently installed with great success, as well as the automatic vehicle location (AVI) system.
Continued

Environment
During the first quarter, significant contracts signed included:
•	Contract with Australian Bureau of Meteorology, in Australia, to supply the Next Generation Automatic Weather Stations. This is an extension to the existing contract and came about after the initial design phase identified a greater scope than originally reported last year. This contract extension is expected to be the first of many for this long-term project, if the model for the previous generation of AWS supply is followed.
Public Administration
Significant projects awarded in the first quarter 2008, among others, included:
•	The project awarded by the European Commission for the first phase of the pilot project for the Integrated Border Management System, which is part of the European Union’s VII Framework Program. Telvent will lead the European consortium responsible for executing the project, aimed to define the strategy for the European Union’s border management system.
Global Services
Significant contracts signed in the first quarter 2008, among others, included:
•	Contract signed with Grupo Suardíaz, a leading Spanish company in naval logistics, for the outsourcing of its corporate communications technology infrastructures in Telvent’s facilities which will assure Suardíaz of the necessary technological environment for immediate and secure access to its equipment, and will also guarantee the implementation of the new services the Suardíaz wants to create and extend to its branch offices and remote user accesses.
Continued

Use of Non-GAAP Financial Information
To supplement our consolidated financial statements presented in accordance with U.S. GAAP, we use certain non-GAAP measures, including pro forma net income and EPS. Pro forma net income and EPS are adjusted from GAAP-based results to exclude certain costs and expenses that we believe are not indicative of our core operating results. Pro forma results are one of the primary indicators management uses for evaluating historical results and for planning and forecasting future periods. We believe pro forma results provide consistency in our financial reporting which enhances our investors’ understanding of our current financial performance as well as our future prospects. Pro forma results should be viewed in addition to, and not in lieu of, GAAP results.
Pro forma net income excludes the amortization of intangible assets from the purchase price allocations in our acquisitions, stock compensation plan expenses and mark to market hedging, that Telvent believes are not indicative of its core performance or results. Reconciliation between GAAP, pro forma net income and EPS is provided in this release in a table immediately following the condensed consolidated financial statements.
Conference Call Details
Manuel Sanchez, Chairman and Chief Executive Officer and Barbara Zubiria, Chief Financial Reporting Officer and Head of Investor Relations, will conduct a conference call to discuss the first quarter 2008 results, which will be simultaneously webcast at 9:00 A.M. Eastern Time / 3:00 P.M. Madrid Time on Friday, May 23, 2008.
To access the conference call, participants in North America should dial (800) 374-0724 and international participants +1 (706) 634-1387. A live webcast of the conference call will be available at the Investor Relations page of Telvent’s corporate website at www.telvent.com. Please visit the website at least 15 minutes prior to the start of the call to register for the teleconference webcast and download any necessary audio software.
About Telvent
Telvent (NASDAQ: TLVT), the IT company for a sustainable and secure world, specializes in high value-added products, services and integrated solutions for the Energy, Transportation, Environment and Public Administration industry segments, as well as Global Services. Its innovative technology and client-proven expertise enable the efficient and secure real-time management of operational and business processes for industry-leading companies worldwide. (www.telvent.com)
Investor Relations Contact:
Barbara Zubiria
Tel. +34 902 335599
Email: barbara.zubiria@telvent.com
Lucia Domville
Tel. +1 646 284 9416
Email: ldomville@hfgcg.com
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This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. Forward-looking statements reflect management’s current expectations, as of the date of this press release, and involve certain risks and uncertainties. Telvent’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Some of the factors that could cause future results to materially differ from the recent results or those projected in forward-looking statements include the “Risk Factors” described in Telvent’s Annual Report on Form 20-F for the year ended December 31, 2007, filed with the Securities and Exchange Commission on March 10, 2008.
Continued

Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	March 31,	December 31,
	2008	2007
	(Unaudited)	(Audited)

Assets:
Current assets:
Cash and cash equivalents	€70,823	€73,755
Restricted cash	—	8,590
Other short-term investments	484	461
Derivative contracts	3,504	3,544
Accounts receivable (net of allowances of € 625 as of March 31, 2008 and € 639 as of December 31, 2007)	120,587	143,261
Unbilled revenues	217,409	196,307
Due from related parties	14,150	38,773
Inventory	26,770	21,194
Other taxes receivable	9,260	9,309
Deferred tax assets	2,921	2,399
Other current assets	3,533	3,476

Total current assets	€469,441	€501,069
Deposits and other investments	7,165	7,103
Investments carried under the equity method	411	219
Property, plant and equipment, net of accumulated depreciation of € 46,993 as of March 31, 2008 and € 45,915 as of December 31, 2007	54,252	52,975
Long-term receivables and other assets	8,672	8,605
Deferred tax assets	16,230	16,529
Other intangible assets, net of accumulated amortization of € 16,109 as of March 31, 2008 and € 16,373 as of December 31, 2007	19,760	22,381
Goodwill	59,735	64,638

Total assets	€635,666	€673,519

Liabilities and shareholders’ equity:
Accounts payable	€220,118	€252,624
Billings in excess of costs and estimated earnings	29,003	35,501
Accrued and other liabilities	15,258	13,668
Income and other taxes payable	16,954	21,452
Deferred tax liabilities	2,803	2,546
Due to related parties	37,253	25,315
Current portion of long-term debt	1,596	3,488
Short-term debt	54,805	63,998
Short-term leasing obligations	7,538	7,075
Derivative contracts	5,187	3,686

Total current liabilities	€390,515	€429,353
Long-term debt less current portion	12,413	12,230
Long-term leasing obligations	22,344	22,959
Other long term liabilities	9,673	8,198
Deferred tax liabilities	5,519	6,361
Unearned income	1,726	409

Total liabilities	€442,190	€479,510

Continued

Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	March 31,	December 31,
	2008	2007
	(Unaudited)	(Audited)
Minority interest	3,996	3,889

Commitments and contingencies

Shareholders’ equity:
Common stock, €3.005 par value, 29,247,100 shares authorized, issued and outstanding, same class and series	87,889	87,889
Additional paid-in-capital	42,129	42,072
Accumulated other comprehensive income	(11,894)	(5,294)
Retained earnings	71,356	65,453

Total shareholders’ equity	€189,480	€190,120

Total liabilities and shareholders’ equity	€635,666	€673,519

Continued

Unaudited Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Three Months ended
	March 31,
	2008	2007

Revenues	€138,681	€121,362
Cost of revenues	102,660	90,627

Gross profit	€36,021	€30,735

General and administrative	14,333	12,095
Sales and marketing	5,070	4,335
Research and development	4,507	4,566
Depreciation and amortization	2,711	2,571

Total operating expenses	€26,621	€23,567

Income from operations	9,400	7,168
Financial income (expense), net	(2,546)	(1,833)
Income from companies carried under the equity method	240	—
Total other income (expense)	€(2,306)	€(1,833)

Income before income taxes	7,094	5,335
Income tax expense (benefit)	940	290

Net income before minority interest	€6,154	€5,045

Loss/(Profit) attributable to minority interests	(251)	87

Net income	€5,903	€5,132

Earnings per share
Basic and diluted net income per share	€0.20	€0.18

Weighted average number of shares outstanding
Basic and diluted	29,247,100	29,247,100

Continued

Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of Euros, except share and per share amounts)

	Three months ended
	March 31,
	2008	2007
Cash flows from operating activities:
Net income	€5,903	€5,132
Adjustments to reconcile net income to net cash provided by operating activities:	3,699	(2,094)
Change in operating assets and liabilities, net of amounts acquired:	(50,520)	(51,696)
Change in operating assets and liabilities due to temporary joint ventures	1,760	439

Net cash provided by (used in) operating activities	€(39,158)	€(48,219)

Cash flows from investing activities:
Restricted cash — guaranteed deposit of long term investments and commercial transactions	8,590	8,045
Due from related parties	34,726	22,928
Acquisition of subsidiaries, net of cash	—	(100)
Purchase of property, plant & equipment	(1,251)	(777)
Disposal/(acquisition) of investments	(277)	(512)
Net cash provided by (used in) investing activities	€41,788	€29,584

Cash flows from financing activities:
Proceeds from long-term debt	595	343
Repayment of long-term debt	(2,303)	(2,231)
Proceeds from short-term debt	1,903	3,694
Repayment of short-term debt	(12,827)	(1,991)
Proceeds (repayments) of government loans	384	(6)
Due to related parties	8,094	15,827
Net cash provided by (used in) financing activities	€(4,154)	€15,636

Net increase (decrease) in cash and cash equivalents	€(1,524)	€(2,999)
Net effect of foreign exchange in cash and cash equivalents	(1,409)	(103)
Cash and cash equivalents at the beginning of period	68,409	60,997
Joint venture cash and cash equivalents at the beginning of period	5,347	8,235
Cash and cash equivalents at the end of period	€70,823	€66,130

Supplemental disclosure of cash information:
Cash paid for the period:
Interest	€3,427	€2,985

Non-cash transactions:
Capital leases	€1,580	€1,540
Continued

Reconciliation between GAAP and Proforma Income and EPS
(In thousands of Euros, except share and per share amounts)

	Three months ended March 31, 2008
	GAAP	Adjustments		Pro forma

Revenues	€138,681	€(2,574)	(1)	€136,107
Cost of revenues	102,660	(2,695)	(1)	99,965

Gross profit	€36,021	€121		€36,142

General and administrative	14,333	(450)	(2)	13,883
Sales and marketing	5,070			5,070
Research and development	4,507			4,507
Depreciation and amortization	2,711	(847)	(3)	1,864

Total operating expenses	€26,621	€(1,297)		€25,324

Income from operations	9,400	1,418		10,818
Financial (expense), net	(2,546)	509	(4)	(2,037)
Income from companies under equity method	240	(240)	(1)	0

Total other income (expense)	€(2,306)	€269		€(2,037)

Income before income taxes	7,094	1,687		8,781
Income tax expense (benefit)	940	482	(5)	1,422

Net income before minority interest	€6,154	€1,205		€7,359

Loss/(Profit) attributable to minority interests	(251)	83	(1)	(168)

Net income	€5,903	€1,288		€7,191

Earnings per share
Basic and diluted net income per share	€0.20			€0.25

Weighted average number of shares outstanding
Basic and diluted	29,247,100			29,247,100

Adjustments to reconcile GAAP with Pro forma:

(1)	Joint ventures

(2)	Stock compensation plan expenses

(3)	Amortization of intangibles

(4)	Mark to market derivatives

(5)	Tax effect of previous adjustments
Continued

Reconciliation between GAAP and Proforma Income and EPS
(In thousands of Euros, except share and per share amounts)

	Three months ended March 31, 2007
	GAAP	Adjustments		Pro forma
Revenues	€121,362	€(4,894)	(1)	€116,468
Cost of revenues	90,627	(4,991)	(1)	85,636

Gross profit	€30,735	€97		€30,832

General and administrative	12,095	(434)	(2)	11,661
Sales and marketing	4,335			4,335
Research and development	4,566			4,566
Depreciation and amortization	2,571	(832)	(3)	1,739

Total operating expenses	€23,567	€(1,266)		€22,301

Income from operations	7,168	1,363		8,531
Financial (expense), net	(1,833)	246	(4)	(1,587)
Income from companies under equity method	0	0		0

Total other income (expense)	€(1,833)	€246		€(1,587)

Income before income taxes	5,335	1,609		6,944
Income tax expense (benefit)	290	363	(5)	653

Net income before minority interest	€5,045	€1,246		€6,291

Loss/(Profit) attributable to minority interests	87	(97)	(1)	(10)

Net income	€5,132	€1,149		€6,281

Earnings per share
Basic and diluted net income per share	€0.18			€0.21

Weighted average number of shares outstanding
Basic and diluted	29,247,100			29,247,100

Adjustments to reconcile GAAP with Pro forma:

(1)	Joint ventures

(2)	Stock compensation plan expenses

(3)	Amortization of intangibles

(4)	Mark to market derivatives

(5)	Tax effect of previous adjustments
Continued

Segment Information
(In thousands of Euros, except share and per share amounts)

	Three months ended
	March 31,
	2008	2007

Revenues
Energy	€40,736	€55,356
Transportation	47,245	41,863
Environment	8,448	8,562
Public Administration	11,918	6,744
Global Services	30,334	8,837

	€138,681	€121,362

Gross Margin
Energy	24.1%	24.1%
Transportation	26.4%	23.6%
Environment	22.5%	25.5%
Public Administration	13.8%	22.7%
Global Services	33.5%	42.9%

	26.0%	25.3%